                                                                  Exhibit (a)(7)

                              DATAPOINT CORPORATION

                    ANNOUNCES TENDER OFFER FOR ANY AND ALL OF
                 ITS $54,960,000 PRINCIPAL AMOUNT OF OUTSTANDING

           8 7/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE JUNE 1, 2006
                             (CUSIP No. 238100 AB 7)

      San Antonio, Texas, December __, 1999 -- _____________________
(OTCBB:___).

      The Board of Directors of Datapoint Corporation (DTCBB) today authorized a tender offer for any and all of the company's $54,960,000 principal amount of outstanding 8 7/8% Convertible Subordinated Debentures Due June 1, 2006 (the "Debentures"). The offer will commence within a week, and will be subject to the terms and conditions that will be more fully described in the offering materials.

      Under the terms of the offer, the company will invite holders of Debentures to tender their Debentures at a price of $450 per $1,000 principal amount of debentures (the "Offer Price"). In conjunction with the Offer, the Company is soliciting Consents to the adoption of amendments to the Indenture eliminating and waiving certain covenants and other provisions contained therein (the "Proposed Amendments"). A Consent Payment equal to [$________] per $1,000 principal amount of Debentures will be paid only for Consents delivered on or before the Consent Date.

      The Company has $54,960,000 principal amount of outstanding 8 7/8% Convertible Subordinated Debentures. The offer will not be conditioned on a minimum principal amount of Debentures being tendered.

      All capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

      The Depositary for the offer will be The Bank of New York.

      Datapoint Corporation --

      o The Company is principally engaged in the development, acquisition, marketing, servicing, and system integration of computer and communications products. These products and services are for integrated computer, telecommunication and video conferencing network systems.

      o Recently, the Company conditionally acquired the Corebyte product family

            ("Corebyte") which consists of internet communication and networking software products. With the acquisition of Corebyte, the Company intends to focus its energies and resources on information technology and e-commerce applications which it had not previously been engaged in.